UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number 001-32535
Grupo Cibest S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO CIBEST S.A. (Registrant)

Date August 14, 2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Strategy and Finance

August 14, 2026
Medellín, Colombia

GRUPO CIBEST S.A. RELEASES QUARTERLY REPORT FOR THE SECOND QUARTER OF 2026

On August 10, 2026, Grupo Cibest S.A. (“Grupo Cibest”) furnished on Form 6-K a press release presenting financial information for the fiscal quarter ended June 30, 2026 (the “Press Release”).

The quarterly report for the fiscal quarter ended June 30, 2026 (the “Quarterly Report”) is furnished with this Form 6-K.

Readers should be aware that the consolidated financial information in the Press Release, and the consolidated financial information in the Quarterly Report for the fiscal quarter ended June 30, 2026, are the same, and the Quarterly Report is being furnished solely to fulfill a legal reporting requirement in Colombia. Readers should also be aware that all financial information of Grupo Cibest that is included in the Quarterly Report was prepared in accordance with International Financial Reporting Standards.

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Quarterly Report
April - June 2026

Grupo Cibest S.A. and Consolidated Grupo Cibest
Address:
Carrera 48 # 26-85
Medellín, Colombia

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ISSUER’S CURRENT SECURITIES
As of June 30, 2026

Type of Share	Common Share	Preferred Share
Trading System	Stock Exchange	Stock Exchange
Stock Exchanges	Colombian Stock Exchange (BVC)	Colombian Stock Exchange (BVC)
Shares in Circulation	508,474,753	436,187,213
Shareholders	21,014	38,785
Issuance amount	509,704,584	452,122,416
Amount placed	509,704,584	452,122,416

Additionally, Grupo Cibest has a Level III ADR listed on the NYSE. Each ADR represents four preferred shares.

GRUPO CIBEST SHARE BUYBACK

On March 24, 2026, Grupo Cibest's shareholders' meeting approved the transfer of the amount of COP 431,418,157,024.55 from the legal reserve, to be added to the reserve for executing the share buyback program approved at the extraordinary shareholders’ meeting held on June 9, 2025. Furthermore, the shareholders’ meeting of Grupo Cibest authorized the termination of the share buyback program approved at the extraordinary shareholders’ meeting held on June 9, 2025, and authorized the 2026 share buyback program for an amount of up to one trillion three hundred fifty billion Colombian pesos (COP 1,350,000,000,000), for a term of three (3) years counted as from the adoption of the regulations of the program by the Board of Directors. Likewise, it authorized the Board of Directors to approve the share repurchase regulations under which management was authorized to execute said program.
As of June 30, 2026, the results of the program 2026-2029 are as follows:

Type of share	Number of repurchased shares
CIBEST (BVC)	628,379
PFCIBEST (BVC)	3,244,439
CIB (NYSE)	526,152*
TOTAL	4,398,970
*Number of repurchased ADRs converted into preferred shares.
As of June 30, 2026, Cibest Corporate Group's results of the programs are as follows:

Type of share	Number of repurchased shares
CIBEST (BVC)	1,229,831
PFCIBEST (BVC)	10,271,731
CIB (NYSE)	5,663,472*
TOTAL	17,165,034
*Number of repurchased ADRs converted into preferred shares.

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ISSUER’S CURRENT SECURITIES	4
GRUPO CIBEST SHARE BUYBACK	4
GLOSSARY OF TERMS	7
I. MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS	8
Statement Of Financial Position Grupo Cibest	8
Loan Portfolio	8
Funding	8
Shareholders’ Equity	9
Consolidated Income Statement Grupo Cibest	9
Net Interest Income & Interest Margin	9
Fees And Income From Services	10
Other Operating Income	10
Dividends Received, And Share Of Profits	10
Asset Quality And Provision Charges	10
Operating Expenses	11
Taxes	11
Consolidated Statement Of Income Grupo Cibest	12
Separate Grupo Cibest	14
II. QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS	15
Consolidated	15
Non-trading Instruments Market Risk Measurement	16
Interest Risk Exposure (Banking Book)	16
Sensitivity To Interest Rate Risk Of The Banking Book	16
Separated	16
III. MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM	17
Liquidity Risk	17
Consolidated	17
Separated	17
Credit Risk	18
Consolidated	18
Separated	19
Country Risk	20
Consolidated	20
Operational Risk	20
Consolidated	20
Separated	20
Financial Leverage Risk	21

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Separated	21
Other Relevant Risks	21
• Regulatory And Legal Risk	21
Colombia	21
Panama	21
Guatemala	23
El Salvador	23
Political Risk	24
Colombia	24
El Salvador	24
• Economic And Sectoral Environment	25
Colombia	25
Panama	25
Guatemala	26
El Salvador	26
• Business Continuity And Technology Failures	26
• Model Risk	27
• Cybersecurity And Information Security Risk	27
• Internal Fraud Risk	27
• Aml/cft And Corruption Risk.	27
• Risk Of External Fraud	28
IV. MATERIAL VARIATIONS IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER DURING THE QUARTER	29
V. MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.	29
VI. MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION	29
VII. ANNEXES	30
I. Condensed Consolidated Interim Financial Statements Grupo Cibest	30
Ii. Condensed Separated Interim Financial Statements Grupo Cibest S.a.	30

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GLOSSARY OF TERMS

ADR: American Depositary Receipts, or the securities that are listed on the New York Stock Exchange. One ADR represents four preferred shares of Grupo Cibest S.A.
ASG: Environmental, social, and corporate governance, by its initials in Spanish.
Bam: Banco Agromercantil de Guatemala SA.
Banca de Inversión Bancolombia: Banca de Inversión Bancolombia S.A. Corporación Financiera, a Colombian investment banking subsidiary.
Bancoagrícola: Banco Agrícola S.A.
Bancolombia or the Bank: Bancolombia S.A.
CDT: Certificate of Deposit at Term.
Central Bank: Banco de la República, the central bank of Colombia.
Cibest Corporate Group or the Group: Refers to Grupo Cibest S.A., a holding company organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise stated or the context requires a different interpretation.
COLCAP: reference index of the stock market of the Colombian Stock Exchange.
COP: Colombian pesos.
DIAN: Dirección de Impuestos y Aduanas Nacional, tax authority in Colombia.
DJSI: Dow Jones Sustainability Index.
DTF: It is the average interest rate paid by financial institutions for 90-day deposits.
IFC: International Finance Corporation.
Grupo Bancolombia: Refers to the business group made up of Bancolombia S.A. and its subsidiaries on a consolidated basis, which is now referred to as the Cibest Corporate Group.
Grupo Cibest: Refers to Grupo Cibest S.A.
LAFT: Money Laundering and Terrorist Financing, by its initials in Spanish.
Nequi: financial platform that accompanies users in their daily lives with financial and non-financial services from third parties. As a 100% digital solution, it complements its offer with functionalities that go beyond saving and managing money.
NYSE: New York Stock Exchange.
Senior Management: President and the Vice Presidents who report directly to the President of Grupo Cibest.
SFC: Financial Superintendency of Colombia.
SME: Small and Medium-sized Enterprise.
SMMLV: Legal Minimum Monthly Wage in force.
TRM: Representative Market Rate, price of the dollar in the Colombian market, which varies daily.
USD: United States dollars.

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UVR: Real Value Units, an indicator tied to the behavior of inflation that is used to calculate the cost of certain housing loans.
UVT: Measure that is used to determine different tax obligations with an equivalent in Colombian pesos.

I.MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL POSITION GRUPO CIBEST

The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Cibest as of June 30, 2025.

Loan Portfolio

During the second quarter of 2026, the gross loan portfolio reached COP 262.3 trillion, registering a growth of 0.17% compared to the previous quarter and 5.72% year-over-year.

The slight expansion during the quarter was led by the mortgage and consumer loan portfolios, offsetting the decrease registered in the commercial loan portfolio. Excluding the exchange rate impact, the portfolio would have increased 1.4% quarter-over-quarter and 9.6% year-over-year. The portfolio's performance was mainly explained by the performance of Bancolombia, which reported a 0.7% increase during the quarter, supported by stronger activity in the mortgage and consumer segments, partially offset by a slight decline in the commercial loan portfolio. Bancolombia Panama registered the largest expansion within regional operations, driven by a higher volume of cross-border transactions. Although the individual loan portolios of Bancoagrícola and Bam do not reflect these balances, both franchises continued to be key contributors to regional business generation through this offshore subsidiary. Bancoagrícola registered 1.8% growth measured in USD due to improved performance in its commercial and consumer lending, while Bam experienced a 1.4% quarterly decrease measured in USD, primarily due to lower balances in its commercial and consumer loan portfolios.

The mortgage portfolio continued its positive trajectory, growing 1.81% compared to the previous quarter and increasing 11.83% year-over-year. This performance was mainly driven by Bancolombia. In contrast, the mortgage portfolio in Central America showed slower growth during the quarter.

The consumer loan portfolio grew 0.48% compared to 1Q26, primarily driven by the performance of credit cards, vehicle financing, and Nequi. Year-over-year, it increased 7.44%, mainly driven by loan origination at Bancolombia.

For more details on portfolio coverage and quality, see section 2.5. Asset Quality and Provision Charges.

Funding

At the end of 2Q26, customer deposits totaled COP 271,047 billion, representing 84% of total liabilities.

Founding balances registered a decrease of 0.25% compared to 1Q26 and an increase of 7.14% compared to 2Q25. The quarterly variation was mainly explained by the effect of the Colombian peso's appreciation on balances denominated in foreign currency and by lower loan demand during the period. Within the deposit mix, there was a decrease in checking account balances, partially offset by the growth in savings accounts, driven by

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the institutional segment and by seasonal factors associated with the inflow of funds from payroll, bonuses, and other social benefits during June.

Sight deposits continued to be the main source of funding, with a 56.99% share at the end of the quarter. This category maintained a relatively stable share compared to 1Q26, supported by a greater share of savings accounts, which increased from 46.73% to 46.77%, partially offsetting the decrease observed in checking accounts, which fell from 10.94% to 10.22%. Meanwhile, time deposits decreased their share of the funding mix, falling from 33.61% in 1Q26 to 32.92% in the current quarter. This is mainly explained by lower time deposit balances in the Colombian operation, which more than outweighed the growth recorded in BAM, along with the effect of the Colombian peso's appreciation on balances denominated in foreign currency. As a result, the funding structure maintained a higher weighting of sight deposits, favoring an efficient funding mix and a solid liquidity position at the end of the period.

Shareholders’ Equity

Equity attributable to shareholders ended 2Q26 at COP 38.1 trillion, registering a 4.8% increase compared to 1Q26 and a 7.7% decrease compared to 2Q25. The evolution of equity primarily reflected profit generation during the period, as well as the effects of the appreciation of the Colombian peso, the capital impacts associated with the completion of the Banistmo transaction, and the execution of the share buyback program.

The decrease in reserves during the quarter primarily reflects accounting effects associated with the outflow of reserves from Banistmo, offset by retained earnings, and the effect of the execution of the share buyback program approved by the extraordinary shareholders' meeting on March 24, 2026, for an amount of up to 1.35 trillion pesos, the execution of which began on April 21, 2026. As of June 2026, 20.5% of the program had been executed, equivalent to 4,398,970 shares repurchased, of which 73.8% corresponded to preferred shares, 12.0% to ADRs, and 14.3% to ordinary shares.

CONSOLIDATED INCOME STATEMENT GRUPO CIBEST

2Q26 ended with a net income of COP 2.73 billion, equivalent to COP 2,853 per share (USD 3.32 per ADR). This result was primarily driven by the performance of net interest income, due to higher portfolio returns and increased income from the valuation of financial instruments.

The quarterly annualized return on equity (ROE) of Grupo Cibest was 28.73% in the second quarter of 2026 and 21.51% year-to-date.

Net Interest Income & Interest Margin

Net interest income totaled COP 6,037 billion in 2Q26, growing 16.49% compared to 1Q26 and 23.84% compared to 2Q25. Growth was driven by higher income from the loan portfolio, primarily in the commercial segment, as a result of higher portfolio performance, as well as solid growth in income from the valuation of financial instruments.

While higher interest rates increased the cost of funding for savings accounts and time deposits, income generated by the loan portfolio and investment portfolios grew at a faster pace than interest expenses, boosting net interest income growth in the quarter.

The quarterly annualized weighted average cost of deposits stood at 4.40% in 2Q26, representing an increase of 40 basis points compared to 1Q26.

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The loan portfolio NIM stood at 8.28% during the quarter, increasing 44 basis points (bps) compared to 1Q26 and 80 bps compared to 2Q25, reflecting greater expansion of loan yields relative to funding costs. Meanwhile, the NIM for investments reached 5.98%, increasing 416 bps compared to 1Q26 and 237 bps compared to 2Q25, driven by a larger average portfolio and higher income from debt valuations. As a result, the consolidated NIM stood at 7.94%, with an expansion of 91 bps compared to the previous quarter and 94 bps compared to 2Q25.

Fees and Income from Services

Net income from fees and other services amounted to COP 1,374 billion in 2Q26, representing an increase of 9.85% compared to the previous quarter and 17.70% compared to 2Q25.

Fee income grew 5.39% quarter over quarter, driven primarily by increased activity in bancassurance, payments and collections, and higher revenues from structuring fees. Year-over-year, fee income increased 10.43%, supported by strong performance in banking services, bancassurance, debit and credit cards, and merchant card services. Specifically, banking services benefited from increased contributions from digital banking fees related to the marketing and distribution of products through digital platforms such as Nequi, as well as from higher transaction volumes at merchants connected to these channels.

Meanwhile, commission expenses decreased by 2.01% compared to 1Q26 and by 0.94% compared to 2Q25. This performance was explained by efficiencies derived from enhanced supplier spending management, adjustments to the banking correspondent operating model, and a favorable evolution in the costs associated with connection and processing services, thus contributing to a greater expansion of net fee income.

Other Operating Income

Total other operating income reached COP 945 billion in 2Q26, representing a 10.57% increase compared to 1Q26. This change was primarily driven by higher income related to exchange rate differences, the valuation of assets managed through collective investment funds, and results derived from vehicle sales through Renting Colombia. Additionally, favorable effects were recorded from the valuation of trusts and investment properties.

Dividends Received, and Share of Profits

Dividends and other net income from equity investments totaled COP 170.9 billion in 2Q26, registering a increase of 30.65% compared to the previous quarter and 41.00% compared to 2Q25. This variation was mainly due to higher income from equity investments and a greater contribution from equity instruments and other financial instruments. This performance reflected the favorable performance of investments such as Tuya, Protección, Viva Malls, and Patria Asset Management, as well as higher returns from the Fondo Inmobiliario Colombia ( FIC) and the collective investment portfolios managed by Banca de Inversión Bancolombia.

Asset Quality and Provision Charges

At the end of 2Q26, the principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9,123 billion, equivalent to 3.59% of the gross portfolio, while 90-day past-due loans totaled COP 6,312 billion, representing 2.48%. The reduction in both indicators compared to the previous quarter reflects a favorable evolution in portfolio quality across all segments, with the exception of consumer loans, which grew slightly during the period.

The coverage, measured by the ratio of allowances for loan losses (principal) to past-due loans (30 days overdue), stood at 132.94% at the end of 2Q26, higher than the 132.69% recorded in 1Q26. Loan deterioration (new past-due loans including write-offs) totaled COP 1,013 trillion in 2Q26. The decrease in new non-

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performing loans reflects the strong performance of the portfolio and effective credit risk management, which have allowed the company to keep delinquency indicators within expected levels, despite a slight increase in write-offs associated with high inflation and interest rates.

Provision charges (after recoveries), totaled COP 1,023 billion in 2Q26, representing a 16.75% decrease compared to the previous quarter. This performance was primarily driven by significant provision recoveries from major clients and a lower provisioning requirement associated with a more stable macroeconomic outlook, partially offset by provisions established in other segments.

Provisions as a percentage of the average gross portfolio, quarterly annualized, was 1.56% in 2Q26 and 1.73% over the last 12 months, reflecting a decrease of 34 basis points compared to the previous quarter and 15 basis points compared to 2Q25. Capital provisions totaled COP 12,128 billion, representing coverage equivalent to 4.77% of the gross loan portfolio.

Stage 3 balances continued to show a favorable trend during the quarter, while Stage 2 exhibited a moderate increase, primarily driven by provisions in the agro-export sector. These were associated with exposures under close monitoring for potential impacts from exchange rate volatility and the El Niño phenomenon, while remaining within the Bank’s expected risk management parameters.

Operating Expenses

During 2Q26, operating expenses totaled COP 3,649 billion, representing a decrease of 9.77% compared to 1Q26 and 1.89% compared to 2Q25. Operating efficiency ended at 42.80% in the quarter and 48.25% over the last 12 months.

Personnel expenses (salaries, employee benefits, and bonuses) totaled COP 1,544 billion in the quarter, decreasing 0.65% compared to 1Q26 and increasing 6.11% compared to 2Q25. The quarterly reduction was mainly due to the appreciation of the exchange rate and adjustments in actuarial calculations. On an annual basis, growth was driven by salary increases, the effects of labor reform, and the seasonal dynamics of bonuses.

Meanwhile, general expenses totaled COP 2,106 billion in the quarter, decreasing 15.45% compared to 1Q26 and 0.99% compared to 2Q25. The quarterly change was mainly due to a base effect associated with the recognition of wealth tax during the previous quarter, as well as the effects of the exchange rate appreciation. Compared to 2Q25, the reduction was primarily due to lower expenses associated with the contact center operation, the absence of non-recurring expenses related to the establishment of Grupo Cibest, and efficiencies in technology expenses resulting from progress in the cloud migration.

As of June 30, 2026, Grupo Cibest had 31,568 employees, 794 branches, 5,787 ATMs, 35,449 banking correspondents and more than 32 million customers.

Taxes

Grupo Cibest income tax totaled COP 988 billion in 2Q26, equivalent to an effective tax rate of 26%. This decrease was primarily due to the reversal of COP 153 billion deferred tax, following the Constitutional Court's declaration of unconstitutionality of Legislative Decree 1474 of 2025 on April 15, 2026, which established a surtax on income tax for the financial sector. The effective tax rate continued to benefit from tax-exempt income associated with the social housing portfolio and investments in productive fixed assets in Colombia, as well as from tax benefits in Guatemala, El Salvador, and Panama related to investments in government securities.

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Consolidated Statement of Income Grupo Cibest

CONSOLIDATED STATEMENT OF FINANCIAL POSITION				Change
(COP million)	2Q25	1Q26	2Q26	2Q26 / 1Q26	2Q26 / 2Q25
ASSETS
Cash and balances at central bank	23,019,200	23,328,117	27,738,329	18.91%	20.50%
Interbank borrowings	2,685,657	3,074,934	2,435,496	(20.80)%	(9.31)%
Reverse repurchase agreements and other similar secured lend	2,683,826	2,923,357	815,536	(72.10)%	(69.61)%
Financial assets investment	34,392,799	38,830,679	48,219,273	24.18%	40.20%
Derivative financial instruments	3,214,070	4,838,098	8,038,467	66.15%	150.10%
Loans and advances to customers	248,084,847	261,833,966	262,273,181	0.17%	5.72%
Allowance for loan and lease losses	(13,160,112)	(13,626,508)	(13,483,030)	(1.05)%	2.45%
Investment in associates and joint ventures	3,045,408	3,342,757	3,445,832	3.08%	13.15%
Goodwill and Intangible assets, net	2,665,821	2,487,919	2,389,663	(3.95)%	(10.36)%
Premises and equipment, net	5,507,921	5,301,221	5,186,195	(2.17)%	(5.84)%
Investment property	5,761,117	6,407,375	6,644,209	3.70%	15.33%
Right of use assets	1,304,063	1,375,361	1,373,791	(0.11)%	5.35%
Prepayments	822,534	929,456	892,707	(3.95)%	8.53%
Tax receivables	1,801,236	1,199,301	1,839,660	53.39%	2.13%
Deferred tax	1,747,406	1,736,610	170,689	(90.17)%	(90.23)%
Assets held for sale and inventories	723,590	714,091	804,695	12.69%	11.21%
Assets related to investments in subsidiaries held for sale	4,479,637	5,477,834	4,297,579	(21.55)%	(4.06)%
Other assets	375,250,726	389,144,477	363,082,271	(6.70)%	(3.24)%
Total assets
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	261,289	184,626	155,941	(15.54)%	(40.32)%
Interbank Deposits	3,500,165	5,547,100	9,342,969	68.43%	166.93%
Derivative financial instrument	9,115,831	9,221,684	8,774,860	(4.85)%	(3.74)%
Borrowings from other financial institutions	7,765,416	7,450,619	6,987,255	(6.22)%	(10.02)%
Debt securities in issue	1,323,362	1,374,906	1,372,736	(0.16)%	3.73%
Lease liability	555,152	540,767	554,091	2.46%	(0.19)%
Preferred shares	3,592,237	2,009,400	6,673,167	232.10%	85.77%
Repurchase agreements and other similar secured borrowing	1,247,915	1,415,707	1,911,187	35.00%	53.15%
Current tax	1,203,798	2,825,965	1,471,627	(47.92)%	22.25%
Deferred tax	928,341	932,353	893,350	(4.18)%	(3.77)%
Employees benefit plans	12,221,747	15,100,918	14,501,739	(3.97)%	18.66%
Liabilities related to investments in subsidiaries held for sale	332,866,440	351,528,206	323,685,842	(7.92)%	(2.76)%
Other liabilities
Total liabilities	480,914	480,914	480,914	—%	—%
SHAREHOLDERS’ EQUITY
Share Capital	23,702,075	22,700,240	21,777,638	(4.06)%	(8.12)%
Additional paid-in-capital	7,094,311	4,890,838	8,467,601	73.13%	19.36%
Appropriated reserves	5,159,284	3,447,244	2,540,028	(26.32)%	(50.77)%
Retained earnings	41,294,075	36,376,727	38,123,672	4.80%	(7.68)%
Accumulated other comprehensive income, net of tax	2,180,422	1,239,544	1,272,757	2.68%	16.74%
Stockholders’ equity attributable to the owners of the parent company	375,250,726	389,144,477	363,082,271	0.07%	(3.24)%

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INCOME STATEMENT	As of		Change	Quarter			Change
(COP million )	2Q25	2Q26	2Q26 / 1Q26	2Q25	1Q26	2Q26	2Q26 / 1Q26	2Q26/ 2Q25
Interest on loan portfolio and financial leasing operations
Commercial	7,312,773	7,616,733	4.16%	3,693,500	3,585,760	4,030,973	12.42%	9.14%
Consumer	3,702,071	4,523,846	22.20%	1,863,564	2,212,026	2,311,820	4.51%	24.05%
Microcredit	87,240	132,585	51.98%	47,866	66,861	65,724	(1.70)%	37.31%
Mortgage	1,891,818	2,224,915	17.61%	949,898	1,070,416	1,154,499	7.86%	21.54%
Leasing	1,592,687	1,759,729	10.49%	801,117	843,253	916,476	8.68%	14.40%
Total interest on loan portfolio and financial leasing operations	14,586,589	16,257,808	11.46%	7,355,945	7,778,316	8,479,492	9.01%	15.27%
Interest on debt instruments measured using the effective interest method	356,140	474,596	33.26%	177,540	201,624	272,972	35.39%	53.75%
Total interest income from financial instruments measured using the effective interest method	14,942,729	16,732,404	11.98%	7,533,485	7,979,940	8,752,464	9.68%	16.18%
Interbank funds sold	53,697	44,452	(17.22)%	21,513	22,303	22,149	(0.69)%	2.96%
Total valuation of financial instruments	734,343	930,273	26.68%	403,434	250,877	679,396	170.81%	68.40%
Total interest income and valuation of financial instruments	15,730,769	17,707,129	12.56%	7,958,432	8,253,120	9,454,009	14.55%	18.79%
Total interest expense	(6,107,919)	(6,487,458)	6.21%	(3,083,514)	(3,070,694)	(3,416,764)	11.27%	10.81%
Net interest margin and valuation of financial instruments before provision for loan portfolio impairment and financial leasing, off-balance sheet commitments, and other financial instruments	9,622,850	11,219,671	16.59%	4,874,918	5,182,426	6,037,245	16.49%	23.84%
Provision for loan portfolio impairment and financial leasing operations	(2,104,078)	(2,190,788)	4.12%	(1,031,225)	(1,202,634)	(988,154)	(17.83)%	(4.18)%
Provision for other financial instruments, net	(37,265)	(61,793)	65.82%	(28,620)	(26,626)	-35,167	32.08%	22.88%
Total provisions and impairment of credit risk, net	(2,141,343)	(2,252,581)	5.19%	(1,059,845)	(1,229,260)	(1,023,321)	(16.75)%	(3.45)%
Net income from interest and valuations of financial instruments after provisions and impairment	7,481,507	8,967,090	19.86%	3,815,073	3,953,166	5,013,924	26.83%	31.42%
Total fee income	3,707,158	4,118,998	11.11%	1,913,904	2,005,459	2,113,539	5.39%	10.43%
Total fee expenses	(1,451,259)	(1,493,637)	2.92%	(746,252)	(754,383)	(739,254)	(2.01)%	(0.94)%
Total fee income, net	2,255,899	2,625,361	16.38%	1,167,652	1,251,076	1,374,285	9.85%	17.70%
Total other operating income	1,645,174	1,799,769	9.40%	817,616	854,727	945,042	10.57%	15.59%
Total Dividends and other net income from equity participation	257,092	301,714	17.36%	121,210	130,810	170,904	30.65%	41.00%
Total income Net	11,639,672	13,693,934	17.65%	5,921,551	6,189,779	7,504,155	21.23%	26.73%
Operating Expenses
Salaries and Employee Benefits	(2,864,998)	(3,097,483)	8.11%	(1,454,799)	(1,553,820)	(1,543,663)	(0.65)%	6.11%
Other Administrative and General Expenses	(2,883,060)	(2,912,728)	1.03%	(1,505,537)	(1,445,572)	(1,467,156)	1.49%	(2.55)%
Taxes Other Than Income Tax	(728,170)	(813,141)	11.67%	(379,932)	(423,938)	(389,203)	(8.19)%	2.44%
Wealth Tax	—	(374,823)	100.00%	—	(374,045)	(778)	(99.79)%	100.00%
Amortization, Depreciation, and Impairment	(483,143)	(495,625)	2.58%	(241,330)	(247,042)	(248,583)	0.62%	3.01%
Total Operating Expenses	-6,959,371	-7,693,800	10.55%	(3,581,598)	(4,044,417)	(3,649,383)	(9.77)%	1.89%
Profit from Continuing Operations Before Income Tax	4,680,301	6,000,134	28.20%	2,339,953	2,145,362	3,854,772	79.68%	64.74%
Income Tax from Continuing Operations	(1,287,722)	(1,697,277)	31.80%	(619,970)	(709,536)	(987,741)	39.21%	59.32%
Net Profit from Continuing Operations	3,392,579	4,302,857	26.83%	1,719,983	1,435,826	2,867,031	99.68%	66.69%
Net Profit from Discontinued Operations	201,142	-35,700	(117.75)%	108,963	50,053	-85,753	(271.32)%	(178.70)%
Net Profit	3,593,721	4,267,157	18.74%	1,828,946	1,485,879	2,781,278	87.18%	52.07%
Non-Controlling Interest	(64,754)	(79,702)	23.08%	(37,643)	(28,768)	(50,934)	77.05%	35.31%
Net Profit for the Year Attributable to Shareholders of the Parent Company	3,528,967	4,187,455	0.19	1,791,303	1,457,111	2,730,344	87.38%	52.42%

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Separate Grupo Cibest

At the end of the period, total assets amounted to COP 43.14 trillion, registering an increase compared to the previous quarter, mainly due to a higher value of investments in subsidiaries. Liabilities, meanwhile, reached COP 4.75 trillion, showing a quarterly decrease attributable to lower liabilities associated with the dividend, following the payment of the first installment in April. Equity stood at COP 38.39 trillion, reflecting quarterly growth supported by profit generation during the period.

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II.QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS
Market risk refers to the risk of losses due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and economic value of equity as a result of a change in market interest rates.
The guidelines, policies and methodologies for market risk management are maintained in accordance with what was revealed for Grupo Cibest as of December 31, 2025.
Consolidated
Market risk
Total market risk exposure increased by 13.8%, from COP 1,213.155 billion in December 2025 to COP 1,380.011 billion in June 2026. This change is primarily attributable to greater exposure to the exchange rate factor, due to an increase in U.S. dollar-denominated positions. In addition, the interest rate factor showed an increase, driven by greater exposure of the securities in the portfolio.
The following table presents the total change in market risk and other risk factors:

June 2026
In millions of COP
Factor	End of Period	Average	Maximum May, 2026	Minimum April, 2026
Interest rate	586,986	587,840	634,551	556,900
Exchange rate	314,101	269,765	375,314	221,538
Stock price	402,617	419,804	433,285	422,215
Collective investment funds	76,306	79,589	75,465	79,674
Total Value at Risk	1,380,011	1,356,998

In millions of COP
Factor	End of Period	Average	Maximum November, 2025	Minimum January, 2025
Interest rate	534,919	552,803	499,712	524,034
Exchange rate	182,077	282,154	751,796	79,062
Stock price	407,177	380,326	367,615	375,015
Collective investment funds	88,982	51,683	35,781	36,608
Total Value at Risk	1,213,155	1,266,967
*As of June 30, 2026, the proprietary cryptocurrency portfolio of Wenia amounted to USD 2.227 million, with a Value at Risk (VaR) of USD 10,000. The VaR was calculated using an internal methodology based on a Dinamic Conditional Correlation (DCC) GARCH model, with a one-day time horizon and a 99% of confidence level.

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Regarding internal Value at Risk measurements, no exceedances of the approved limits were observed.

It is important to mention that these exposures are subject to ongoing monitoring by Senior Management and serve as a decision-making tool that helps preserve the stability of the Group.

Non-trading Instruments Market Risk Measurement

The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity as a result of a change in market interest rates. Changes in interest rates affect the income of Cibest Corporate Group due to differences in the repricing of the assets and liabilities. The management of interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and the economic value of equity. Foreign exchange exposures arising in the banking book are transferred to the treasury book for management.

Interest Risk Exposure (Banking Book)
Cibest Corporate Group conducts an interest rate risk sensitivity analysis by estimating the impact on the net interest margin of each position in the banking book using a repricing model and assuming a positive parallel shift of 100 basis points in interest rates.

The principles and guidelines for interest rate risk management in the banking book remain consistent with those disclosed for Cibest Corporate Group as of December 31, 2025.

Sensitivity To Interest Rate Risk Of The Banking Book
As of June 30, 2026, the net sensitivity of the banking book in local currency to parallel shifts of 100 basis points in interest rates was COP 412.578 billion, representing a decreased of COP 31.407 billion compared to December 2025. This decreased is mainly driven by offsetting of hedging swaps measured at fair value and to growth in the balances of Bancolombia’s wholesale savings accounts.
On the other hand, the sensitivity of the Net Interest Margin (NIM) in foreign currency to a parallel shift of 100 basis points in interest rates decreased by USD 0.9 million between December 31, 2025 and June 30, 2026, reaching USD 14.4 million. This decrease is primarily due to the reduction in exposure to Term Deposit Certificates (CDTs) and long-term debt, resulting from Banistmo’s exit from the Group.

Separated

Grupo Cibest measures market risk exposure using a Value at Risk (VaR) methodology based on weighted historical simulation, with a 99% confidence level and a 10-day time horizon.

As of June 30, 2026, the Value at Risk (VaR) of COP 742.506 billion. This result is mainly due to exposure to the exchange rate factor, originating from the position denominated in US dollars corresponding to COP 10.9 trillion. Additionally, although to a lesser extent, the COP 145 million participation in the Renta Liquidez Investment Fund contributed to the level of risk presented. Details are presented in the table below:

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Risk factor	June 30th, 2026
In millions of COP
End of period
Exchange rate	742,506
Collective investment funds (1)	(0.2)
Total VaR	742,506

(1) The Collective Investment Fund has a negative correlation with respect to the exchange rate position, generating a diversification effect, which contributes to a reduction in the total market risk of the portfolio.

III.MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM

LIQUIDITY RISK

Liquidity risk refers to the possibility of being unable to efficiently and timely meet payment obligations, whether expected or unexpected, current or future, without adversely affecting the normal course of daily operations or the financial condition of the entity. This risk arises when there is an insufficient level of available liquid assets or when the entity is required to incur unusual or excessive funding costs.
The principles and guidelines for liquidity risk management remain consistent with those disclosed as of December 31, 2025.

Consolidated
During the analysis period, Cibest Corporate Group maintained sufficient liquidity levels, which allowed it to meet all internal and regulatory indicators. Additionally, liquidity monitoring did not report any alerts indicating potential risk, and liquid assets comfortably exceeded the established limits to cover the liquidity requirements.
The coverage ratio decreased from 244.80% in December 2025 to 218.53% in June 2026. This decrease is primarily due to the increase in Bancolombia’s liquidity requirements, resulting from higher outflows associated mainly with increased outflows related to liquidity-related liability operations. Meanwhile, the Group’s liquid assets remained stable across all entities; however, a decrease was observed, attributable primarily to the depreciation of local currencies against the consolidation currency.

Separated

To estimate liquidity risk, a cash flow is calculated to ensure that liquid assets held are sufficient to cover potential net cash outflows in 30 days. The liquidity indicator is presented as follows:

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Liquidity Indicator	June 30th, 2026	December 31st, 2025
In millions of COP
Net cash outflows into 30 days	449,830	-28,801
Liquid Assets	5,612,582	116,675
Liquidity Indicator	6,062,412	87,874

The liquidity indicator increased from COP 87.874 billion in December 2025 to COP 6,062.412 billion in June 2026. This variation reflects an improvement in the capacity of liquid assets to cover liquidity requirements. This increase was mainly explained by the growth in liquid assets, driven by a higher level of available cash flows.

Contractual maturities of financial assets and liabilities

Contractual maturities of principal on financial assets and interest payments are presented below:

Contractual maturities of assets at June 2026

Assets	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of COP
Cash and cash equivalents	6,674,744	-	-	-	-
Securities	-	-	-	-	-
Total Assets	6,674,744	-	-	-	-

Contractual maturities of principal on liabilities and interest payments are presented below:

Contractual maturities of liabilities at June 2026

Liabilities	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of COP
Financial obligations	-	-	818,283	-	-
Preferred stock	-	-	-	-	554,091
Total Liabilities	-	-	818,283	-	554,091

CREDIT RISK

Credit risk is the probability of incurring losses due to the failure of a counterparty, issuer, or borrower to meet its financial obligations; the deterioration resulting from a decline in their risk rating; the reduction in earnings and returns; the benefits granted in restructuring processes; and recovery costs.

Consolidated

By the end of the second quarter of 2026, Colombia's economy continued to experience moderate expansion, driven mainly by private consumption and government spending. Nevertheless, subdued private investment, particularly in the construction and mining sectors, continued to weigh on the achievement of more sustainable long-term growth. The operating environment remained characterized by persistent inflationary pressures and restrictive monetary conditions. Furthermore, despite increased political stability, fiscal consolidation and the

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long-term sustainability of public finances remain key areas of concern, amid ongoing global market volatility and geopolitical uncertainty.

Economic activity in El Salvador and Guatemala remained favorable during the period, driven primarily by public and private infrastructure investment and solid domestic demand. However, the region remains exposed to external risks. Slower growth in remittance inflows, inflationary pressures arising from external supply-side shocks, and dependence on international commodity prices heighten the vulnerability of certain economies to a challenging and uncertain global macroeconomic environment.

In a highly competitive financial environment marked by uncertainty, Cibest Corporate Group focused its credit risk management on preserving the strength and stability of the portfolio through prudent decision-making across the credit cycle and the continuous improvement of processes, models, and methodologies. This approach is underpinned by an agile and predictive capability to anticipate changes in the economic environment, proactively adjust the risk appetite, and safeguard the group’s financial soundness, in alignment with the Credit Risk Management Framework, which establishes corporate criteria for the assessment, measurement, monitoring, control, and mitigation of credit risk.

As of June 30, 2026, Cibest Corporate Group’s loan portfolio totaled COP 262.3 trillion, representing a marginal 0.2% increase in the Colombian peso-denominated portfolio balance compared to March 2026 (COP 261.8 trillion). This change was achieved despite the appreciation of the Colombian peso against the U.S. dollar, which reduced the reported balance of portfolios denominated in foreign currency when translated into pesos. The increase was primarily attributable to the expansion of the mortgage and consumer loan portfolios in Colombia and the moderate growth of the commercial loan portfolio in El Salvador and Guatemala, which more than offset the negative foreign exchange effect recognized during the quarter.

The 30-day past due loan ratio for Cibest Corporate Group stood at 3.97% as of June 2026, improving from 4.02% in March 2026. The improvement was primarily attributable to the recovery of commercial loans among specific corporate clients in Colombia and business banking clients in El Salvador and Guatemala. The Group continues to actively manage its loan portfolios through prevention, containment, and recovery strategies aimed at anticipating the materialization of credit risks and preserving portfolio credit quality.

The credit cost in the second quarter of 2026 stood at 1.6%, representing a decrease of 34 basis points (18%) compared to the 1.9% recorded in the first quarter of 2026. This reduction continued to reflect the favorable evolution of portfolio credit quality, supported by the strong performance of the loan portfolios and the recoveries recorded during the period.

Separated

The portfolio is exposed to credit risks given the probability of incurring losses originated by the default in the payment of a coupon, principal and/or yields/dividends of a financial instrument by its issuer or counterparty. The probability of this type of events materializing may increase if there are scenarios of concentration in few issuers (counterparties) and whose credit performance is reflected by higher risk ratings.

Grupo Cibest maintains the control and continuous monitoring of the assigned credit risk limits, as well as the consumption thereof. Additionally, follows up and manages alerts on counterparties and issuers of securities, based on public market information and news related to their performance. This allows mitigating the risks of default or reduction of value for the managed positions.

In this context, as of the end of June 2026, the equity investments do not represent significant risk for Grupo Cibest, given the profile of the positions held and their observed performance during the period. Furthermore, as

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of June 2026, the Grupo Cibest has no exposure to debt securities portfolio, compared to the position reported as of March 2026, as the existing investment reached maturity during the period. Consequently, no credit risk exposure is associated with this type of investment.

COUNTRY RISK

This risk refers to the possibility of incurring losses from financial transactions abroad due to a deterioration in the economic and/or sociopolitical conditions of the host country, whether caused by restrictions on currency transfers or by factors not attributable to the host country’s commercial and financial conditions. This definition includes, among others, sovereign risk (SR) and transfer risk (TR).

To ensure adequate management of country risk associated with the long-term investments made by Cibest Corporate Group in jurisdictions other than Colombia, where the holding company is based, at the Vice Presidency of Risk develops the guidelines, processes, and methodologies that define the materiality of such investments and enable the periodic management of the country risk to which they are exposed.

Consolidated

As a result of the application of these guidelines, as of June 2026, no alerts were issued for any of the investments assessed, nor was it necessary to recognize any impairment adjustments relative to the values recorded as of March 2026. Additionally, the value of the investments comprising the assessed portfolio experienced natural variations associated with earnings accumulation, declared dividends, and the appreciation of the Colombian peso against the U.S. dollar.

OPERATIONAL RISK

Operational risk refers to the probability that Cibest Corporate Group may incur losses as a result of failures or inadequacies in systems, processes, personnel, or infrastructure, as well as due to external events or factors. Operational risk may also arise from deficiencies in management models or in the information used.

For the proper management of risk, an operational risk management framework exists, the purpose of which is to ensure effective risk management that, to the extent possible, minimizes, avoids, or reduces the occurrence of adverse events and, should they occur, mitigates their consequences or associated costs. The operational risk management framework has not undergone any changes compared to what was disclosed in the previous quarter in terms of regulations, policies, methodologies, structure, or any other relevant element that could affect its effectiveness.

Consolidated

Losses incurred during the second quarter of 2026 amounted to COP 79.647 billion, representing a 46% decrease compared to the first quarter of the same year. This reduction is mainly explained by the materialization of an atypical event during the first quarter, associated with fraud due to check forgery, which increased the value of losses in that period. Additionally, efforts to strengthen transactional monitoring have continued, supported by the use of advanced analytics, contributing positively to the management and mitigation of risks associated with digital business channels.

Separated

During the second quarter of 2026, no losses were incurred that generated economic impacts for Grupo Cibest, evidencing an adequate control and risk management environment.

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FINANCIAL LEVERAGE RISK

Separated

Grupo Cibest monitors its financial structure using the double leverage ratio, a key indicator that reflects the level of indebtedness used to finance investments in subsidiaries. This metric helps assess the risk that the holding company may face financial strain or solvency issues when such investments are primarily funded through debt, creating a two-tier leverage structure:

•At the holding company level, where debt is incurred to invest in subsidiaries.
•At the subsidiary level, where each entity may also carry its own debt.

As of the end of the second quarter of 2026, Grupo Cibest's double leverage ratio stood at 94.6%, compared to 92.8% at the end of the first quarter of 2026, representing an increase of 180 bps. This variation was primarily driven by the increase in the carrying value of the investment in Bancolombia, resulting from earnings generated during the period. Meanwhile, the Group's consolidated shareholders' equity totaled COP 38.40 trillion.

This level remains within the internal thresholds established by management and is subject to continuous monitoring as part of Grupo Cibest's financial risk management practices.

OTHER RELEVANT RISKS
The following is an analysis of the most significant risks for Cibest Corporate Group as of June 30, 2026. It should be noted that human talent, third-party, environmental and social, and sustainability risks did not present significant variations during the period and therefore maintain the assessment conditions previously reported.

•Regulatory And Legal Risk

During the second quarter of 2026, relevant regulatory changes were recorded in Colombia, Panama, Guatemala, and El Salvador that could have fiscal, accounting, and operational implications.

Colombia

•Decree 368 of 2026 (MHCP) – Open Finance System. Establishes a mandatory framework for the exchange of financial data among entities supervised by the Financial Superintendence of Colombia, subject to the data holder’s authorization and to the technical and operational standards to be developed by the supervisor. The implementation of the system requires significant investments in technology infrastructure, interoperability, cybersecurity, data governance, and consent management, which could increase compliance costs. Likewise, the participation of non-supervised third-party data recipients under a voluntary scheme raises challenges associated with fraud, information security incidents, and differences in data protection and governance standards, which may nevertheless provide a foundation for the development of open data models. At the same time, greater portability of financial information may foster increased competition while facilitating innovation and the development of new business models. This decree will be implemented gradually during the 2027-2028 period.

Panama

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•Law No. 526 of 2026 introduced economic substance requirements in Panama for entities incorporated or domiciled in Panama that are part of a multinational group and earn foreign-source passive income, including interest, dividends, royalties, capital gains, and real estate income, effective from 2027. The law aims to align Panama with OECD standards and the BEPS initiative, strengthening tax transparency and supporting the country's removal from restrictive international lists. Importantly, the law does not modify Panama’s territorial tax regime.

Foreign-source income remains non-taxable. However, if an entity subject to the economic substance requirements fails to comply, a 15% tax rate will apply to its net foreign passive income, with the possibility of crediting taxes paid in other jurisdictions.

The entities of Cibest Corporate Group incorporated or domiciled in Panama will need to assess the type and level of economic substance required based on their activities, determine whether to implement the necessary controls to ensure compliance, or alternatively elect to pay the applicable tax on foreign-source passive income, net of related expenses and taxes paid on such income in other jurisdictions, as applicable.

•Agreement No. 3-2026 issued by the Superintendency of Banks of Panama. The agreement consolidates and further develops the criteria for the imposition and calibration of administrative sanctions applicable to banks for non-compliance with anti-money laundering (AML), counter-terrorist financing (CTF), and counter-proliferation financing (CPF) requirements. It also clarifies and supplements provisions already established under the Banking Law, Law 23 of 2015, Executive Decrees, and other regulatory agreements and rules issued by the Superintendency of Banks of Panama (SBP), with the objective of specifying the criteria used by the SBP to determine sanctions applicable to banks.

From an AML perspective, the agreement reinforces the importance of maintaining effective compliance programs, adequate internal controls, customer due diligence procedures, and risk monitoring mechanisms. It establishes mitigating and aggravating factors to assess the severity of violations and determine sanctions proportionate to the level of non-compliance. Through these measures, the SBP seeks to strengthen AML/CFT risk management and promote a more consistent application of the existing regulatory framework.

•Executive Decree No. 25-2026 (CRS: Law 51 of 2016; FATCA: Law 47 of 2016) amended the rules applicable to CRS and FATCA by reducing from 25% to 10% the ownership threshold used to identify Controlling Persons of Passive Non-Financial Entities (NFEs). As a result, a larger number of beneficial owners must be considered for due diligence and reporting purposes, expanding the scope of identification and monitoring obligations for financial institutions.

This amendment aligns the CRS and FATCA requirements with the beneficial ownership standards established under Panama’s banking and anti-money laundering regulations, while maintaining the identification methodology based on ownership, control through other means, and, ultimately, senior managing officials.

Agreement No. 1-2026 issued by the Superintendency of the Securities Market (SMV). The agreement establishes guidelines for the identification, assessment, and comprehensive management of risks associated with the activities carried out by brokerage firms and investment managers, taking into account their materiality, relevance, likelihood of occurrence, and potential impact. These guidelines

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are intended to strengthen corporate governance, internal controls, and risk management culture within organizations and must be implemented within 12 months, that is, by May 2027.

Guatemala

During the period, relevant regulatory developments were identified in Guatemala, particularly in the areas of anti-money laundering, insurance distribution, and concentration of investments and contingencies. These developments strengthen the regulatory framework applicable to the financial system and give rise to operational and compliance implications.

•Decree 15-2026 – Comprehensive Law for the Prevention and Suppression of Money Laundering, Other Assets, and Terrorist Financing. Replaced the existing legal framework and incorporated a comprehensive risk-based approach, strengthening obligations related to corporate governance, compliance programs, beneficial ownership, due diligence, monitoring, record retention, and supervision.
•Resolution JM-69-2026. Amended the regulatory framework applicable to insurance distribution, strengthening distribution mechanisms, participant requirements, and the controls associated with this activity. The resolution requires an assessment of potential adjustments to internal regulations, processes, and controls applicable to the insurance entities of Bam.
•Resolution JM-38-2026. Amended the Regulation on Concentration of Investments and Contingencies (JM-42-2013), strengthening the criteria for the identification of related parties, affiliated parties, and management relationships. These amendments affect the determination of risk units and the assessment of compliance with concentration limits, requiring adjustments to methodologies and controls prior to their entry into force.

El Salvador

During the second quarter of 2026, regulatory developments were primarily driven by new guidelines and amendments to technical standards associated with the modernization of payment systems and the strengthening of prudential risk management. In this context, the gradual implementation of the Central Reserve Bank’s Pay electronic wallet stood out, with its launch expected in July 2026. This process includes the incorporation of interoperable QR payments, the provision of cash-in and cash-out services through bank branches, new operational obligations for participating institutions, and adjustments to payment infrastructure. These measures have required technological enhancements, strengthened controls and cybersecurity measures, as well as adjustments to customer service channels and transaction processing.

During the period, Guideline NRSF-05 – Technical Aspects of the Technical Standards for the Preparation of Resolution Plans was issued, establishing requirements that the bank must implement to strengthen its recovery and resolution frameworks.

In addition, amendments were approved to the following regulations:

•NCM-02 – Technical Standards for the Transparency and Disclosure of Information on Banking Financial Services, establishing obligations related to contractual arrangements, non-discriminatory treatment, and access to financial services for all customer segments.

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•NRP-41 – Technical Standards on the Procedure for the Collection of Information for the Central Credit Risk System, whose main impact relates to the developments required in information management, credit classification, and regulatory reporting.

•NRP-36 – Technical Standards for the Management of Money Laundering, Asset Laundering, Terrorist Financing, and Financing of the Proliferation of Weapons of Mass Destruction Risks (NRP-36), together with other complementary provisions, aimed at aligning the regulatory framework with the new legislation currently in force.

Political Risk

During the second quarter of 2026, several factors were identified that could represent relevant political risks for the countries of Colombia and El Salvador.

Colombia

Between April and June 2026, presidential elections were held for the 2026–2030 term. Abelardo de la Espriella, an opposition candidate to the 2022–2026 administration and with no explicit political party affiliation, was elected President of the Republic and was sworn in on August 7, 2026.

The change in administration is expected to have significant public policy implications, based on proposals announced during the campaign and in the period following the election, prior to the President-elect taking office. These include: (i) strengthening the role of technical criteria in public administration; (ii) reshaping relationships with the other branches of government, oversight bodies, the private sector, and foreign governments; and (iii) redefining the country’s policy priorities. Nevertheless, the approval of the new administration’s legislative agenda will depend on its ability to build a robust coalition in Congress, given that no political party holds a majority. Legislative fragmentation could hinder the passage of structural reforms and delay the implementation of the government’s policy agenda.

For the second half of 2026, uncertainty remains regarding governability after the change of government and the possibility of higher levels of political and social polarization.

From the judicial branch, the Constitutional Court declared Decree 150 of 2026 (Rainfall Emergency) partially constitutional, limiting its scope to measures directly applicable to the affected regions and aimed at mitigating the impacts of the severe weather event. In this context, the Court struck down provisions related to: (i) the financial crisis affecting public utilities companies; and (ii) the powers granted to the National Land Agency for the demarcation and recovery of public assets. Similarly, the Court declared unconstitutional the amendments to the mandatory investment framework, while constitutional review remains pending for several legislative decrees issued under the state of emergency declaration, including those containing tax measures.

In turn, the Council of State provisionally suspended Decree 415 of 2026, which sought to transfer pension-related resources to Colpensiones, a measure that would have had significant implications for the liquidity of the pension system.

El Salvador

During the second quarter of 2026, the 52nd extension of the state of exception on public security matters was approved, maintaining the suspension of certain constitutional guarantees that have been in effect since March 2022.

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Constitutional amendments related to electoral matters were also enacted, incorporating legislative representation for Salvadorans living abroad and modifying the mechanism for the appointment of magistrates of the Supreme Electoral Tribunal. An additional constitutional amendment was ratified establishing life imprisonment for certain serious crimes.

During the quarter, implementation of the program agreed with the International Monetary Fund (IMF) continued. The program includes commitments related to fiscal sustainability, governance, transparency, and structural reforms, including pending measures concerning public finances and the pension system.

•Economic and sectoral environment

The global environment remains shaped by elevated geopolitical uncertainty, driven by the conflict in the Middle East and the fragility of the agreements reached in the region. Although energy markets have experienced temporary periods of relief, risks of oil supply disruptions persist, contributing to renewed inflationary pressures across several economies and prompting major central banks to maintain a cautious and, in some cases, restrictive policy stance. Against this backdrop, energy price volatility, U.S. dollar strength, and heightened global risk aversion continue to pose meaningful challenges for emerging markets.

Colombia

Colombia’s economy continues to move through a process of macroeconomic stabilization, while still facing significant challenges related to growth, inflation, and fiscal sustainability. Economic activity has shown signs of expansion, with the GDP expected to grow by 2.6% in 2026, supported mainly by private consumption and government spending. However, private investment remains subdued, particularly in sectors such as construction and mining, limiting the economy’s structural growth capacity and leaving the recovery reliant on temporary sources of demand.

At the same time, inflation resumed an upward trend, reaching 6.14% year over year in June, its highest level since July 2024. Price pressures remain concentrated in services, food, and regulated items, amid strong indexation mechanisms and the lagged effects of the minimum wage increase. As a result, inflation expectations remain above the Central Bank's target range, suggesting that convergence toward the target will be slower than previously expected.

In response to inflationary pressures, the Central Bank resumed its rate-hiking cycle in 2026 and raised the benchmark policy rate to 12.00% in June. The Central Bank has reiterated its concern over persistent inflationary pressures and is therefore expected to maintain a restrictive monetary policy stance for an extended period. According to our forecasts, the policy rate could increase to 12.75% in the coming months.

Finally, with the electoral process now concluded, sovereign risk premiums have declined, and market attention has shifted back toward Colombia’s public finances. The new administration’s main challenges will be related to implementing a credible fiscal adjustment capable of correcting a fiscal deficit of 6.5% of GDP in 2026 and stabilizing the public debt trajectory. However, the scale of the required adjustment poses significant political, social, and administrative challenges. In this context, the administration’s ability to build consensus and preserve political capital will be critical to advancing the necessary reforms and sustaining investor confidence.

Panama

Panama’s economy accelerated, with growth increasing from 4.4% in 2025 to 4.8% in the first quarter of 2026. As has typically been the case, the main driver of this expansion was activity related to transportation and logistics services associated with the Panama Canal and the country’s other seaports. However, disruptions caused by the war in the Middle East and higher global transportation costs have led to a significant slowdown

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in Canal activity. As a result, growth in the transportation sector declined from 14.5% last year to 8.2% year over year in the first quarter. By contrast, construction has gained momentum recently and has helped offset the slowdown in maritime transportation, with growth rising from 2.7% to 6.6% over the same period.

Overall, we expect the weaker momentum in Canal operations to persist while the conflict in the Middle East remains active, despite efforts by some countries in the Americas and Asia to replace suppliers whose goods transit through the Strait of Hormuz with imports from countries that can ship goods through the Panama Canal. This outlook is further compounded by the arrival of El Niño in mid-June, which in Panama is typically associated with lower rainfall and more severe drought conditions. Against this backdrop, authorities have begun implementing preventive measures, including a reduction in the maximum permitted draft —that is, the portion of a vessel that remains submerged below the waterline— for ships transiting the Canal. This measure could deepen disruptions to international trade by affecting shipping companies’ tonnage decisions on each voyage. Together with potential impacts on agricultural exports such as fish, seafood, and bananas, these factors would lead to a slowdown in growth to 3.8%.

Guatemala

Guatemala continues to post stronger growth figures than many Latin American economies. During the first quarter of the year, economic activity expanded by 4.5%. Public-sector efforts to promote the execution of projects aimed at improving port and road infrastructure, as well as expanding the scope and coverage of social support programs, have represented institutional progress in the right direction. Looking ahead, however, part of domestic demand, which has performed favorably so far, could be affected by the expected slowdown in remittance inflows.

After growing by 18.7% last year, remittances have slowed to 4.8% as of June. This reflects not only a high comparison base from 2025, but also the beginning of the depletion of assets that migrants in the United States can liquidate to sustain the pace of transfers observed last year, in response to a much more restrictive U.S. immigration policy. In this context, sectors such as commerce and even rural housing construction —which is largely financed by remittances— could also experience a slowdown.

On the price front, although inflation has increased in recent months and is gradually approaching the Bank of Guatemala’s 4.0% target, monetary policy remains cautious. These price increases have mainly resulted from supply shocks associated with the conflict in the Middle East and the arrival of El Niño. In this sense, inflation has not necessarily reflected stronger economic activity or domestic demand, but rather factors that erode households’ purchasing power. This has raised concerns within the central bank, which is expected to seek to contain price increases in the economy.

El Salvador

El Salvador’s economy has been supported since last year by the widespread contracting and execution of public and private infrastructure projects. As a result, growth has remained favorable, reaching 4.8% in the first quarter of this year. In this context, construction has generated spillover effects across other sectors of the economy, including financial activities and trade in intermediate goods related to these projects.

However, the country’s dependence on remittances highlights some of the external vulnerabilities it faces. The increase in deportations, together with growing restrictions on access to financial products and on the use of formal channels to send remittances, is expected to continue deepening the slowdown in these transfers. In addition, as an importer of fuels and fertilizers, El Salvador is particularly vulnerable to fluctuations in global supply chains and international commodity prices, which remain distorted by the war in the Middle East.

•Business continuity and technology failures

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As part of the efforts to strengthen operational resilience, business continuity, and technology risk management, progress was made in the modernization of critical services and infrastructure through the adoption of cloud architecture, the implementation of a fourth-generation core banking system, and the configuration of high availability and contingency capabilities, including multi-region schemes in AWS for withdrawal services and alternate mechanisms that ensure the continuity of critical channels in the event of failures.

Additionally, the definition of observability standards was strengthened and disaster recovery solutions for certain channels, which together enhance the ability to anticipate, respond to, and recover from unavailability events, reducing the impact on services and improving customers’ experience.

•Model Risk

Analytical models continue to be essential tools for supporting objective and efficient decision-making in financial risk management and other relevant processes across Cibest Corporate Group. During the quarter, the model risk management framework continued to be strengthened, with a focus on model inventory traceability, independent validation, and the control environment surrounding the models used to calculate expected credit losses. In this context, progress was made in reviewing and refining the corporate model inventory and defining a methodology for its periodic certification. Guidelines for assessing material changes were also formalized, and further consolidated the application of the SOX control over independent validation implemented during the previous quarter. Through these advances, the reliability of estimates, the transparency of financial information, and the prioritization of management actions based on the materiality and risk level of the models were reinforced.

In parallel, progress was made in the development of automation solutions designed to optimize validation processes, model performance monitoring, backtesting, and the management of findings and remediation plans. As part of these initiatives, intelligence-based capabilities were developed to support analysis and quality control activities, subject to human review and oversight. Finally, recent changes in international benchmarks were assessed to continue evolving the framework toward a proportional, risk-based approach, including the governance of models incorporating artificial intelligence.

•Cybersecurity and information security risk

During the second quarter of 2026, the cyber risk management framework continued to be strengthened through the consolidation of the risk appetite model, expanding visibility and coverage on the main sources of vulnerabilities and critical technological components. This work has improved the ability to monitor and analyze the level of exposure of Cibest Corporate Group, facilitating more informed decision-making in the face of the emerging risks of the digital environment.

•Internal Fraud Risk

In the second quarter of 2026, the redesign of the internal fraud risk management structure was highlighted, aimed at consolidating fraud management with a forward-looking approach, integrating capabilities for prevention, investigation, analytics, and continuous improvement. Cross-functional synergies with other areas are currently being developed to strengthen risk management.

•AML/CFT and Corruption Risk.

In compliance with applicable regulatory requirements and under a risk-based approach, risk management systems continued to operate comprehensively through prevention, detection, and response processes.These

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systems constitute a fundamental element of the corporate governance framework and the culture of compliance promoted throughout the organization.

In an environment characterized by constant change, emerging regulatory challenges, and the ongoing evolution of compliance risks, the commitment to continuously strengthening control and monitoring mechanisms is maintained, incorporating best practices and promoting proactive risk management.

During the reporting period, the following corporate initiatives are highlighted:

•As part of our continuity plan and ongoing efforts to identify and monitor regulatory changes in the jurisdictions where Cibest Corporate Group operates, actions continued to be prioritized to address gaps, improvement opportunities, and potential impacts on risks in El Salvador, Panama, Guatemala, and Colombia. This reinforces the need to further strengthen the compliance control environment in alignment with international standards, with the objective of protecting the reputation and sustainability of Cibest Corporate Group.
•Regarding Grupo Cibest's control environment, the work being carried out in relation to investor protection and investor relations is highlighted, strengthening transparency, trust, and the effective management of investors’ interests.
•The Corporate Code of Ethics and Conduct was updated, incorporating adjustments to provisions applicable to employees with potential access to insider information and/or Material Non-Public Information. In addition, guidelines related to corruption risk management were strengthened, taking into account recommendations provided by a specialized external firm.
•As part of strengthening the compliance culture and the integrated risk management framework, virtual training courses related to AML/CFT prevention, anti-corruption, and other compliance risks were made available to employees during the period. These training programs serve as a fundamental tool to promote ethical conduct, enhance awareness of regulatory obligations, and increase employees’ ability to identify and timely report risk situations.
•From the compliance function, acting as an enabler of responsible and transparent decision-making, progress was made in the consolidation of a corporate data architecture designed to support integrated risk management, strengthen visibility across Cibest Corporate Group on a consolidated basis, and identify information, traceability, and decision-making gaps. This progress provides an opportunity to further leverage information strategically, focus control efforts, and strengthen corporate governance through a more effective, coordinated, and data-driven risk management approach.
•The positive results obtained during recent regulatory inspections in Panama and Puerto Rico demonstrate the favorable evolution of the compliance programs and reinforce confidence in their maturity and effectiveness.

These initiatives reaffirm the commitment, to a robust compliance function aligned with the corporate strategy, contributing to stronger governance and the creation of sustainable value for shareholders.

•Risk Of External Fraud

The fraud management strategy was strengthened by combining innovation, prevention, and protection to deliver safer digital experiences. Progress was made in enhancing biometric authentication capabilities, reinforcing customer identification and the prevention of identity fraud. Likewise, new self-service tools were enabled across digital channels, allowing customers to manage risks in a timely manner and reduce their exposure to fraud.

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These initiatives, together with the implementation of more preventive service models and the incorporation of controls against emerging threats, contribute to delivering a safer, simpler, and more reliable digital experience for customers.

IV.MATERIAL VARIATIONS IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER DURING THE QUARTER
The material changes to the information reported in the Corporate Governance analysis chapter of the most recent periodic year-end report are set forth below.
(i) Composition of Senior Management
On May 26, 2026, the Board of Directors of Grupo Cibest approved the elimination of the Vice Presidency of Payments, Flows and Insurance of Grupo Cibest, a position held by Liliana Patricia Vásquez Uribe, who was appointed Corporate Vice President of Payments, Flows and Insurance of Bancolombia.
(ii) Composition of the Board of Directors’ Supporting Committees
On April 21, 2026, it was disclosed to the market that the Board of Directors of Grupo Cibest approved a change in the composition of the Risk Committee. As a result, the Risk Committee is now composed as follows:

Risk Committee

•Andrés Felipe Mejía Cardona
•Silvina Vatnick
•Nicolás Zapata Zuluaga

The other Board committees did not undergo any changes and continue to be composed in the same manner as previously disclosed to the market through the Relevant Information notice dated June 18, 2025.

V.MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.

During the quarter, as a result of the divestiture of Banistmo, Cibest Corporate Group's 2030 Sustainable Finance target was revised from COP 688 trillion to COP 629 trillion (figures restated using the exchange rate as of June 30, 2026), reflecting the removal of the USD 17 billion 2030 target previously disclosed by this subsidiary.

VI.MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION

Debt instruments issuance

On July 8, 2026, Bancolombia completed the issuance of COP 1 trillion of subordinated bonds recognized as Additional Tier 1 (AT1) capital instruments, fully subscribed by Grupo Cibest. This transaction constitutes Bancolombia’s first issuance of AT1 instruments in the local capital market and was undertaken to

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strengthen the Bank’s capital base, optimize its regulatory capital structure, and support its solvency requirements in accordance with applicable prudential regulations.

Acquisition of Avista Colombia

On August 3, 2026, Estrategias Cibest S.A.S., a subsidiary of Grupo Cibest, acquired 100% of the shares of Avista Colombia, following the fulfillment of the conditions required for the closing of the transaction. Avista Colombia is a company specialized in digital financing solutions, with a focus on payroll deduction loans and other products associated with payroll and pensions.

The acquisition is part of Grupo Cibest’s growth strategy and its efforts to strengthen its business ecosystem, enabling the Group to expand its offering of financial solutions for different segments of the population and generate opportunities for financial, operational, commercial and technological synergies. Avista Colombia will continue to operate independently, maintaining its brand, business strategy and operating model.

Extraordinary Dividend of Grupo Cibest S.A.

An extraordinary meeting of the Shareholders Meeting of Grupo Cibest was called for August 26, 2026, for the purpose of submitting the following proposal for its consideration:

1.The partial reallocation of the discretionary reserve named “For Equity Strengthening and Future Distributions” in the amount of COP 1,200,665, to be used for an extraordinary dividend distribution.
2.The payment of an extraordinary dividend of COP 1,271 per share, payable in a single installment on September 1, 2026.

Decrease in the Market Representative Exchange Rate

Subsequent to June 30, 2026, the reporting date, and through August 10, 2026, the date on which these Financial Statements were authorized for issuance, the Colombian Market Representative Exchange Rate decreased by COP 315.36, from COP 3,440.83 to COP 3,125.47 per U.S. dollar, respectively. This decrease reflects a strengthening of the Colombian peso against the U.S. dollar during the period following the reporting date and, therefore, does not result in any adjustment to the amounts recognized as of June 30, 2026. This event is disclosed because it could have a significant impact on the future performance and valuation of assets and liabilities denominated in foreign currency.

VII.    ANNEXES

i.CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS GRUPO CIBEST
ii.CONDENSED SEPARATED INTERIM FINANCIAL STATEMENTS GRUPO CIBEST S.A.

Contacts
Mauricio Botero Wolff	Catalina Tobon Rivera
Strategy and Financial Vp	IR Director
Tel.: (57 604) 4040858	Tel: (57 601) 4485950
IR@grupocibest.com.co

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